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                                  Sales Agreement


     Agreement made this 8th day of July 1998, between Pentagenic
Pharmaceuticals, Inc., hereinafter Pentagenic, and Fortune & Health Enterprises CO., Ltd., hereinafter Fortune.

     The parties to this agreement, in consideration of the mutual covenants and stipulations set out, agree as follow:


     1. Fortune intends to buy custom manufactured 851 capsules products from Pentagenic;
     2. Fortune expects to order 5000 bottle of 851 capsules products (480mg x 90 per bottle) every three months;
     3. Fortune will send labels to Pentagenic with 30% down payment when the order is placed;
     4.   Pentagenic agrees to offer the products @ US$12.00 per bottle;
     5. In order to compensate Fortune's loss on currency exchange rate, Pentagenic agrees to offer additional 10% of every order placed this year free to Fortune;
     6. Fortune is obligated to market the product only in Taiwan and Fortune is solely responsible for getting government regulation approval and release Pentagenic from any potential law sues and claims except in the case of product warranty which Pentagenic will replace the damage products according to Pentagenic's warranty policy.
     7. Fortune is allowed to use Pentagenic's products' literatures and trade name in promotion and marketing of the 851 products with written approval from Pentagenic.
     8. The US$12 per bottle price is good through December 31, 1998. Pentagenic reserved to right to adjust the price any time after December 31, 1998.

     IN WITNESS WHEREOF, the parties have executed this agreement on the day and year first above written.




-------------------------                ---------------------------
Dejian Liu                               HuoZhang Wen
Pentagenic Pharmaceuticals, Inc.         Fortune & Health Enterprises CO., Ltd.,